As submitted to the Securities and Exchange Commission on March 30, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the six-month period ended December 31, 2017

STREETSHARES, INC.

(Exact name of issuer as specified in its charter)

Delaware	6199	46-4390152
(State or other jurisdiction of	(Primary Standard Industrial	(Employer Identification Number)
incorporation)	Classification Code Number)

StreetShares Notes

(Title of each class of securities issues pursuant to Regulation A)

1985 Isaac Newton Square West, Suite 103 Reston, VA 20190

Telephone: (571) 325-2966

(Address, and telephone number principal executive offices)

Mark L. Rockefeller

Chief Executive Officer

StreetShares, Inc.

1985 Isaac Newton Square West, Suite 103 Reston, VA 20190

Telephone: (571) 325-2966

(Name, address, and telephone number, of agent for service)

Item 1.: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are an online platform for financing products. As of December 31, 2017, we have advanced more than $57 million in loans, lines of credit, flex lines of credit, and factored receivables and have collected more than $47 million in customer payments since we made our first loan in July 2014. We generate revenue through auction success, origination, factor fees, and servicing fees we charge to institutional and accredited investors, and interest and fees generated by the portion of each asset we fund through our direct lending account. As an early-stage company, rapid growth in both revenues and expenses is expected.

Operating Results

Revenues

For the six-month period ended December 31, 2017, we had revenues of $1,533,143 compared to $887,923 in the six-month period ended December 31, 2016. The increase is a result of the anticipated growth of our lending operations, significant increase in factoring receivables, and the recognition of auction success fees, origination fees, servicing fees, and interest revenues.

Operating Expenses

For the six-month period ended December 31, 2017, we had operating expenses of $3,224,131 compared to $3,038,124 in the six-month period ended December 31, 2016. The largest line items of operating expenses were payroll and payroll taxes, marketing expenses, and professional fees. The year over year increase is due to Company growth over that time-period.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our lending activities and operations primarily through equity and convertible debt financings, lines of credit, notes payable, revenues, Reg A+ security purchases, and institutional and accredited investments in our loans.

Equity and Convertible Debt Financings

In May 2014, we raised approximately $1.2 million from the combined issuance of equity in the form of preferred stock and convertible debt in the form of promissory notes that subsequently converted into preferred stock. In May 2015, we raised approximately $2.4 million from the sale of convertible promissory notes that converted to preferred stock pursuant to our February through June 2016 Series A Round equity raise of an additional nearly $5.5 million. In March 2017, we raised $3 million from the sale of convertible promissory notes to be converted to preferred stock upon qualified financing. In June 2017, we raised $100,000 from the sale of convertible promissory notes to be converted to preferred stock upon qualified financing. This capital is used for advertising and marketing, meeting our loan funding commitments, expanding operations, and for other general corporate purposes.

Lines of Credit

In December 2015, the Company closed on a line of credit from Endeavor Capital Management, LLC. As of June 30, 2017 this line of credit was closed and our balance was $0. Endeavor Capital Management, LLC is an affiliate of Endeavor Equity Holdings LLC, which has made an equity investment in StreetShares, Inc. and holds a board seat. In September 2017, the Company closed on two additional lines of credit from Federated Information Technologies, Inc. and JNV Kids, LLC. As of December 31, 2017, our balances on the lines from Federated Information Technologies, Inc. and JNV Kids, LLC was $500,000 and $500,000, respectively. The founder and President of Federated Information Technologies, Inc. is a board member observer. The managing member and President of JNV Kids, LLC holds a board seat.

Notes Payable

In November 2016, the Company closed on a note payable from First Insurance Funding with a principal balance of $63,527. As of December 31, 2017, the principal balance was paid in full. In December 2016, the Company closed on a note payable from Endeavor Capital Management, LLC with a principal balance of $250,000. As of December 31, 2017, the principal balance was paid in full. In July 2017, the Company raised $325,000 in the form of promissory notes offed to the Company’s Reg. D investors. As of December 31, 2017, the principal balance was $325,000. In September 2017, the Company closed on a note payable from Federated Information Technologies, Inc. with a principal balance of $500,000. As of December 31, 2017, the principal balance was $500,000.

Operating Activities

Cash flows used in operating activities primarily include net losses arising from the afore-mentioned difference between revenue and expenses adjusted for (i) non-cash items included in net losses, including provisions for loan losses, depreciation and amortization expense, amortization of debt issuance costs, stock-based compensation expense, and (ii) changes in the balances of operating assets and liabilities, which can vary significantly in the normal course of business due to the amount and timing of various payments.

Operating and Capital Expenditure Requirements

Approximately $5.5 million in new funds was raised during our February through June 2016 Series A Round equity raise. Those funds, together with our existing cash reserves, borrowing capacity under our current debt lines, and access to institutional investor, accredited investor, and Reg A+ investor capital to fund loans, is sufficient to meet our anticipated cash operating expense and capital expenditure requirements for our Company’s near-term growth plan. If those funds are insufficient to satisfy our liquidity requirements, we will seek additional equity or debt financing. The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of additional debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our common stock. We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth

The core elements of our growth strategy include acquiring new customers, broadening our distribution capabilities through strategic partners, enhancing our data and analytics capabilities, expanding our product offerings, extending customer lifetime value, and expanding geographically. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing and technology and analytics expenses. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

Originations

Our revenues have grown since our inception in 2013 primarily as a result of launching our first loan product in July 2014, offering our factored receivable product in December 2016, and subsequent growth in originations of both products. Growth in originations has been driven by the addition of new borrowers, increasing business from existing and previous borrowers, and increasing average loan size, as other factors such as effective interest yields and annual loan loss rates have remained relatively constant over this time.

Future growth will continue to depend, in part, on attracting new customers on both the borrower and investor side of our platform. We plan to increase our sales and marketing spending to attract these members as well as continue to increase our analytics spending to better identify potential members. We continue to expect to rely on the veterans affinity networks for borrower acquisition and investor growth. We also originate loans through our direct and strategic partner channels. As we have invested more funds in our marketing efforts, such as conference sponsorship and speaking events, and focused on growing strategic partnerships, the relative share of each channel to our originations to new customers and to all customers has increased. We expect this trend to continue to the extent that we increase our investment in our direct and strategic partner channels.

We believe the behavior of our repeat borrower members will be important to our future growth. The extent to which we generate repeat business from our borrowers will be an important factor in our continued revenue growth and our visibility into future revenue.

Item 2.: OTHER INFORMATION

StreetShares, Inc., announced on January 24, 2018 that it had completed its Series B funding round, raising $23 million in additional equity capital. The Series B round was led by a $20 million investment from Rotunda Capital Partners, LLC, and included an additional $3 million from existing investors, including veteran-focused venture firm, Stony Lonesome Group.

Item 3.: FINANCIAL STATEMENTS

Consolidated Financial Statements

As of and for the Six-Month Periods Ended

December 31, 2017 and for December 31, 2016 and

as of and for the Year Ended June 30, 2017

STREETSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2017 (unaudited) and June 30, 2017 (audited)

	Unaudited	Audited
	December 31, 2017	June 30, 2017

Assets
Cash and cash equivalents	$1,792,117	$1,307,847
Reserve for Reg. A+	267,463	178,861
Advances from Reg. D and Institutional investors	1,895,219	1,032,691
Accounts receivable factored invoices	2,556,059	152,397
Loans, net	8,380,689	8,754,621
Notes due from Reg. D and Institutional investors	111,015	330,780
Accrued interest receivable	42,557	31,662
Prepaid expenses	119,371	138,326
Property, equipment, and software, net	90,852	95,967
Other assets	51,279	10,694

Total Assets	$15,306,621	$12,033,846

Liabilities, Redeemable Stock, and Stockholders' Deficit

Liabilities
Accounts payable	$197,042	$191,216
Accrued expenses	428,385	209,152
Payable to Reg. D and Institutional investors	9,484,274	8,190,302
Payable to Reg. A+ investors	4,306,250	2,075,875
Accrued interest payable	218,408	71,155
Deferred revenue	44,782	54,781
Notes payable	825,000	7,169
Lines of credit	1,000,000	-
Net advances owed to stockholders	27,031	28,222
Other liabilities	127,159	60,910
Convertible debt	3,301,622	3,176,603

Total Liabilities	19,959,953	14,065,385

Redeemable Stock
Series seed preferred stock: $0.0001 par value; 4,735,924
shares authorized; issued and outstanding as of December 31, 2017 and June 30, 2017 (liquidation preference value of $1,200,000
as of December 31, 2017 and June 30, 2017)	1,200,000	1,200,000
A Round Series preferred stock: $0.0001 par value; 14,488,075 shares authorized; issued and outstanding as of December 31, 2017 and June 30, 2017 (liquidation preference value of $8,095,394
as of December 31, 2017 and June 30, 2017)	8,006,166	8,006,166

Total redeemable stock	9,206,166	9,206,166

Stockholders' Deficit
Common stock; $0.0001 par value; 40,400,000 shares authorized;
10,275,813 shares issued and outstanding as of
December 31, 2017; 10,038,617 shares issued and outstanding
as of June 30, 2017	1,028	1,004
Additional paid-in capital	465,042	413,393
Accumulated deficit	(14,325,568)	(11,652,102)

Total stockholders' deficit	(13,859,498)	(11,237,705)

Total Liabilities, Redeemable Stock, and Stockholders' Deficit	$15,306,621	$12,033,846

The accompanying notes are an integral part of these consolidated financial statements.

STREETSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the Six-Month Periods Ended December 31, 2017 (unaudited) and December 31, 2016 (unaudited)

	Unaudited	Unaudited
	December 31, 2017	December 31, 2016

Operating Revenue
Interest income	$979,700	$610,040
Auction success fees	378,082	213,879
Service fees	105,720	48,754
Other loan revenue	69,641	15,250

Total operating revenue	1,533,143	887,923

Cost of Revenue
Interest expense	(837,320)	(598,749)
Provision for loan losses	(30,992)	(74,317)

Total cost of revenue	(868,312)	(673,066)

Net revenue	664,831	214,857

Operating Expenses
Payroll and payroll taxes	2,011,783	1,477,397
Professional fees	129,225	87,044
Marketing expenses	368,955	927,998
Fees and subscriptions	272,695	233,061
Benefits	93,989	64,735
Insurance	47,169	48,755
General and administrative	40,100	37,357
Rent expense	31,952	31,952
Depreciation and amortization	11,707	11,419
Other operating expenses	216,556	118,406

Total operating expenses	3,224,131	3,038,124

Other Income (Expense)
Interest earned	7	2,697
Interest expense	(164,173)	(83)
Loss on sale of asset	-	(776)
Other income	50,000	50

Total other income (expense)	(114,166)	1,888

Net Loss	$(2,673,466)	$(2,821,379)

The accompanying notes are an integral part of these consolidated financial statements.

STREETSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Redeemable Stock and Stockholders’ Deficit

For the Six-Month Period Ended December 31, 2017 (unaudited) and for the Year Ended June 30, 2017 (audited)

	Redeemable Stock		Redeemable Stock		Stockholders' Deficit
	Series Seed		A Round Series				Additional				Total
	Preferred Stock		Preferred Stock		Common Stock		Paid-In	Treasury Stock		Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Deficit

Balance, June 30, 2016 (audited)	4,735,924	$1,200,000	14,488,075	$8,007,568	10,030,396	$1,003	$142,610	(617,788)	$(62)	$(5,458,948)	$(5,315,397)

Issuance of Common Stock	-	-	-	-	8,221	1	22,337	576,788	58	-	22,396

Exercise of Warrants to Purchase Common Stock	-	-	-	-	-	-	1,226	41,000	4	-	1,230

Stock Warrants	-	-	-	-	-	-	194,161	-	-	-	194,161

Stock Compensation	-	-	-	-	-	-	53,059	-	-	-	53,059

Direct Cost of Stock Issued	-	-	-	(1,402)	-	-	-	-	-	-	-

Net Loss	-	-	-	-	-	-	-	-	-	(6,193,154)	(6,193,154)

Balance, June 30, 2017 (audited)	4,735,924	$1,200,000	14,488,075	$8,006,166	10,038,617	$1,004	$413,393	-	$-	$(11,652,102)	$(11,237,705)

Issuance of Common Stock	-	-	-	-	237,196	24	9,048	-	-	-	9,072

Stock Warrants	-	-	-	-	-	-	6,910	-	-	-	6,910

Stock Compensation	-	-	-	-	-	-	35,691	-	-	-	35,691

Net Loss	-	-	-	-	-	-	-	-	-	(2,673,466)	(2,673,466)

Balance, December 30, 2017 (unaudited)	4,735,924	$1,200,000	14,488,075	$8,006,166	10,275,813	$1,028	$465,042	-	$-	$(14,325,568)	$(13,859,498)

The accompanying notes are an integral part of these consolidated financial statements.

STREETSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Six-Month Periods Ended December 31, 2017 (unaudited) and December 31, 2016 (unaudited)

	Unaudited	Unaudited
	December 31, 2017	December 31, 2016

Cash Flows from Operating Activities
Net loss	$(2,673,466)	$(2,821,379)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	11,707	11,419
Loss on sale of assets	-	776
Stock compensation expense	35,691	18,323
Warrant expense	6,910	(552)
Provision for loan losses	30,992	74,317
Interest on convertible notes	125,019	-
Changes in assets and liabilities:
Accounts receivable factored invoices	(2,429,263)	(58,376)
Reserve for Reg. A+	(88,602)	(62,055)
Advances from Reg. D and Institutional investors	(862,528)	(11,049)
Notes due from Reg. D and Institutional investors	219,765	-
Prepaid expenses and other assets	(21,630)	(43,373)
Loans	407,524	(2,268,752)
Accrued interest receivable	(10,895)	(1,780)
Deferred revenue	(9,999)	11,046
Accounts payable	5,826	(25,709)
Accrued expenses	219,233	49,163
Payable to Reg. D and Institutional investors	1,254,989	1,805,902
Payable to Reg. A+ investors	2,230,375	604,024
Accrued interest payable	147,253	14,754
Other liabilities	66,249	30,669

Net cash used in operating activities	(1,334,850)	(2,672,632)

Cash Flows from Investing Activities
Purchase of property, equipment, and software	(6,592)	(44,531)
Proceeds from sale of equipment	-	250

Net cash used in investing activities	(6,592)	(44,281)

Cash Flows from Financing Activities
Lines of credit	1,000,000	200,128
Notes payable	817,831	288,899
Decrease in net advances owed to stockholders	(1,191)	(716)
Notes due from shareholders	-	340,000
Issuance of common stock	9,072	12,598
Purchase of treasury stock	-	33
Series A closing cost	-	(1,402)

Net cash provided by financing activities	1,825,712	839,540

Net Increase (Decrease) in Cash and Cash Equivalents	484,270	(1,877,373)

Cash and Cash Equivalents, beginning of change to period	1,307,847	3,510,618

Cash and Cash Equivalents, end of change to period	$1,792,117	$1,633,245

Supplemental Information
Cash paid for interest	$729,221	$613,586

The accompanying notes are an integral part of these consolidated financial statements.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 1 - Organization

StreetShares, Inc. was incorporated on December 3, 2013 under the laws of the state of Delaware. StreetShares, Inc. wholly owns and operates five subsidiaries: StreetShares Lending Company, LLC (“SSLC”), a Delaware limited liability company, which was formed on July 15, 2013; StreetShares Investor Interest Holding, LLC (“SSIIH”) which had a name change to StreetShares Funding, LLC (“SSF”) on December 10, 2015, a Delaware limited liability company, which was formed on October 28, 2014; StreetShares Investors Servicing, LLC (“SSIS”), a Delaware limited liability company, which was formed on December 8, 2015; STR Co-Investment, LLC (“STR”), a Delaware limited liability company, which was formed on December 8, 2015, StreetShares Public Investor Holdings, LLC (“SSPIH”), a Delaware limited liability company, which was formed on January 13, 2017, and shall each have an indefinite life pursuant to its operating agreements. The accompanying consolidated financial statements include the accounts of StreetShares, Inc., SSLC, SSF, SSIS, STR and SSPIH. Collectively, these entities are known as “the Company”.

The Company’s principal activity is providing business financing products to small businesses located throughout the United States. Effective July 1, 2016, the Company offers loans from $2,000 to $150,000 for terms of three months, six months, one year, 18 months, two years, and three years. In December 2016, the Company began purchasing invoice receivables from small businesses with U.S. Federal and State Government contracts. In October 2017, the Company began purchasing invoice receivables from small business with contracts from highly rated Fortune 500 companies.

The Company makes an investment representing a portion of every approved loan, line, or factored invoice and places the remaining portion for auction on their marketplace. The Company uses their technology and data analytics to aggregate data about the small business and its owner, assess the creditworthiness of both, approve or deny their loan request, and then price the loan accordingly. Potential regulation D (“Reg. D and Institutional”) loan investors bid an amount of the loan at the interest rate specified by the Company. Prior to August 15, 2016, the potential Reg. D and Institutional investor bid an amount of the loan and required interest rate, then at the end of the auction, the aggregate of the lowest bids required to fund the approved loan amount were consolidated into one term loan for the borrower at the weighted average rate. Each Reg. D and Institutional investor who won the auction received their required interest rate.

The Company qualified for Regulation A+ (“Reg. A+”) from the Security and Exchange Commission (“SEC”) on February 17, 2016 to offer StreetShares Notes (marketed as “Veteran Business Bonds” and sometimes referred to as “VBB”) to investors.

The Company began operations on July 15, 2013, which primarily included start-up and organizational activities. The Company originated its first loan in July 2014.

As an early stage, venture-funded company that is not yet profitable, we rely heavily on capital investments to fund our operations. Based on our current financial situation, it is possible we will require additional capital within the next 24 months beyond our currently anticipated amounts to fund the operations of the Company. The Company is currently, and consistently, engaged in ongoing discussions with providers who have the financial wherewithal to provide such funding. Notwithstanding these discussions, additional capital may not be available on reasonable terms, or at all. In the event the Company is not able to acquire funding, there are several options that can be enacted that would allow the Company to achieve a break-even state or help prolong the duration of the Company until funding can be obtained. These options include, but are not limited to, scaling back of marketing efforts significantly, scaling back of human resources significantly, obtaining additional debt financing, asset and or business unit divestitures, and the potential sale of the Company at a discount.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation - The Company prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of StreetShares, Inc. as well as the accounts of their wholly-owned subsidiaries, SSLC, SSF, SSIS, STR, and SSPIH. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates the financial statements

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

of all entities in which it has a controlling financial interest. The Company has concluded that it does not have investments in any variable interest entities (“VIE”).

Use of Estimates - The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Significant estimates include but are not limited to allowance for loan losses, stock-based compensation expense, valuation of warrants, capitalized software development costs, the useful lives of long-lived assets, and the valuation of deferred tax assets. The Company bases its estimates on historical experience, current events, third party valuations, and other factors they believe to be reasonable. These estimates and assumptions are inherently subjective in nature; actual results may differ from the estimates and assumptions and such differences may be material.

Cash and Cash Equivalents - The term cash, as used in the accompanying consolidated financial statements, includes currency on hand and checking, saving, and money market accounts held with financial institutions. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be a cash equivalent. Interest bearing and non-interest bearing accounts held in an insured institution are aggregated and guaranteed by the Federal Deposit Insurance Corporation up to $250,000. The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

Cash Reserve for Reg. A+ - The Company holds a cash reserve to cover losses on assets funded by Reg. A+ investors. The reserve is funded quarterly based upon the expected twelve months future losses on the portion of the portfolio funded by the Reg. A+ proceeds.

Advances from Reg. D and Institutional Investors - The Company requires cash deposits from prospective Reg. D and Institutional investors (lenders) in anticipation of their participation in future loan auction activities. Deposits, if not bid in an auction, are refundable and, accordingly, are included as a component of Payable to Reg. D and Institutional investors.

Loans - The Company values their loans at the principal balance outstanding reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet date.

Allowance for Loan Losses - The allowance for loan losses (“ALL”) is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALL when the Company believes that the future collection of principal is unlikely. Subsequent net recoveries, if any, are credited to the ALL.

The Company evaluates the creditworthiness of its portfolio on an aggregated basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known factors applicable to individual loans, such as delinquency status, known and inherent risks in the loan portfolio, adverse situations that may affect borrower’s ability to repay, and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, seasonality, business conditions, and emerging trends. Recovery of the carrying value of loans is dependent to a great extent upon conditions that may be beyond the Company’s control. Any combination of the aforementioned factors may adversely affect the Company’s loans resulting in increased delinquencies and loan losses and could require additional provisions for credit losses, which could impact future periods. The allocation of the allowance for the loan losses between the Company and the Reg. D and Institutional investors is determined on a pro-rata basis according to the relative principal balances outstanding funded by each party. The Reg. D and Institutional investor portion of the allowance does not affect the operations of the Company, as it is a reduction in the amount payable to Reg. D and Institutional investors.

Impaired and Charged-Off Loans - The Company’s loans and traditional lines of credits (“loans”) are paid back on a weekly basis. The Company considers a loan to be late when it has been over 7 days since last payment. Loans with over 14 days since last payment are considered to be delinquent and impairments are applied. The Company continues to accrue interest on late and delinquent loans. Loans are returned to current status when the Company receives all

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

accrued payments, interest, and fees required with the original amortization schedule and, in the Company’s judgment, will continue to make their payments as scheduled.

Generally, after 150 days of delinquency, the Company will make an assessment of whether an individual loan should be charged off based on the payment status and information gathered through collection efforts. A loan is charged off when the Company determines it is probable that they will be unable to collect all of the remaining balance. Charge-offs are allocated to the Company and the Reg. D and Institutional investors on a pro-rata basis according to the relative principal balances outstanding funded by each party.

Accounts Receivable Factored Invoices - In December 2016, the Company began offering advances to small businesses with direct or subcontracted US Federal and State Government contracts. In October 2017, the Company began purchasing invoice receivables from small businesses with contracts from highly rated Fortune 500 companies. Such advance payments, which are interest earning, are recorded as reductions to the amounts due to the factoring clients for the purchase of factored receivables. As of December 31, 2017 and June 30, 2017, the funds employed (factored receivables less amount due to factoring clients less ALL) were $2,556,059 and $152,397, respectively.

In July 2017, the Company introduced the Flex Line of Credit product to be used in conjunction with the accounts receivable factored invoices (factored receivables) product. The Flex Line of Credit a non-amortizing, non-fixed payment product that is typically paid down by factored receivable payments.

Notes due from Reg. D and Institutional Investors - The Company places bids on behalf of certain Reg. D and Institutional investors, as per an agreement, on the Company’s marketplace. These bids are transferred to the Reg. D and Institutional investors platform account after a required holding period. The notes due is the amount due to the Company from the Reg. D and Institutional investors for the bids placed on their behalf of loans in their portfolio.

Unfunded Loan Accrual and Off-Balance Sheet Exposure - The Company began offering a line of credit product in April 2016. An accrual is recognized for the Company’s credit loss on the unfunded exposure of the line of credit and an expense is recorded in other operating expense. The credit loss is calculated using the same method as the allowance for loan losses. As of December 31, 2017 and June 30, 2017, 48 percent and 50 percent, respectively, were expected to be drawn based on historical data. As of December 31, 2017 and June 30, 2017, the Company expects to fund approximately 25 percent and 15 percent, respectively, of the amount expected to be drawn. Reg. D and Institutional investors have the ability to, but are not obligated to, fund the remaining amount expected to be drawn.

As of December 31, 2017 and June 30, 2017, the total line of credit unfunded credit exposure were approximately $3,434,000 and $2,079,000, respectively, of which approximately $858,000 and $312,000, respectively, were related to the undrawn exposure expected to be funded by the Company. As of December 31, 2017 and June 30, 2017, the total line of credit unfunded credit loss were approximately $162,000 and $98,000, respectively, of which approximately $40,000 and $15,000, respectively, were related to the undrawn exposure expected to be funded by the Company.

Property, Equipment, and Software - Property, equipment, and software (“PE&S”) consist of computers and electronics, office equipment and furniture, and capitalized internal-use software costs. PE&S are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized over the estimated useful lives of the assets using the straight-line method. For electronics, the Company estimates a five-year useful life. All other PE&S assets are estimated to have a two to five-year useful life or lease-term, if shorter, for leasehold improvements.

The Company’s internally developed software includes the costs incurred to develop the website, platform, and other affiliated costs and are capitalized when the preliminary project stage is completed, the Company has authorized funding, and it is probable that the project will be completed and used to perform its intended function. Capitalized software costs primarily include salary costs for employees directly involved in the development efforts, software licenses acquired, and fees paid to outside consultants and contractors. Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their expected useful lives, generally two to five years.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

PE&S consisted of the following:

	Estimated Useful Life	December 31, 2017	June 30, 2017

Computer and electronics	5 years	$82,032	$79,678
Office equipment, furniture, and fixtures	5 years	3,543	3,543
Capitalized internal-use software	3 years	45,212	45,212
Leasehold improvements	life of lease	1,150	1,150
Patent	indefinite	27,929	27,929

		159,866	157,512
Less: accumulated depreciation and amortization		(69,014)	(61,545)

Property, Equipment, and Software, net		$90,852	$95,967

Depreciation and amortization expense for the six-month periods ended December 31, 2017 and 2016 was approximately $11,700 and $11,500, respectively, of which $4,593 and $4,593, respectively, related to amortization of deferred financing costs. As of December 31, 2017, deferred financing costs were fully amortized.

The Company is required to assess potential impairment of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2017 and June 30, 2017, there were no events or changes that resulted in an impairment of the Company’s long-lived assets.

Loans and Payable to Reg. D and Institutional Investors - The Company uses Member Payment Dependent Notes (“MPDNs”) to fund a portion of loans, lines of credit, and factored contracts to borrowers. MPDNs are unregistered securities that are dependent upon the performance of a portion of the Company’s note from the borrower. Reg. D and Institutional investors specify the amount of each asset in which to invest (if available). The term to maturity matches the term of the underlying note. If the loan performs according to its terms, the Reg. D and Institutional investors receive the principal and interest portions of the loan in proportion to their investment, less applicable servicing fees. If the loan doesn’t perform, payments to the Reg. D and Institutional investors will be limited to the pro-rata portion of any payments received, according to the respective principal balances funded by the Reg. D or Institutional investor, less applicable servicing fees. MPDNs are available to accredited and Institutional investors only. Some Institutional investors purchase actual loan participations and not MPDNs.

Payable to Reg. A+ Investors - The Company offers StreetShares Notes to Reg. A+ investors at a fixed rate with a minimum investment of $25. The note matures three years from the date of the purchase agreement. The Company uses the proceeds from Reg. A+ investors primarily to fund loans, lines of credit, and invoice receivable purchases made on the Company’s marketplace. As such, the proceeds from Reg. A+ investors are not directly invested on the Company’s marketplace and therefore are not directly subject to the loan loss risk of any one asset.

As of December 31, 2017, future annual maturities of notes due to Reg. A+ investors were as follows:

Period Ending December 31	Amount

2019	$725,450
2020	3,580,800

$4,306,250

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

Revenue Recognition - The Company generates revenue primarily through interest, auction success fees, origination fees, and service fees on its lending products. Interest income on lending assets is calculated based on the contractual interest rate of the loan and recorded as interest income as earned. The Company allows borrowers to “prepay” the principal balance of their loans without having to pay the future expected interest. The Company, however, requires collection of the interest accrued through the next expected payment date, if applicable. Service fees are fees charged to Reg. D and Institutional investors based on a percentage of the payments received from borrowers. The service fees are recorded as income when payments are received. The origination fees, relating to the portion of the loans the Company owns, are deferred and recognized over the life of the loan using the effective interest method. Origination fees collected but not yet recognized as revenue are recorded as deferred revenue. The Company views the value of the auction as being delivered upon acceptance of the loans. As such, the auction success fees, relating to the portion owned by Reg. D and Institutional investors, are recognized when received upon the funding of the loans.

The Company charges fees for late payments, ACH return fees, and other fees charged by providers for failed payments. Generally, fees are used to cover costs incurred for collection. Any remaining portion of these fees is provided to the loan’s Reg. D and Institutional investors on a weighted basis by amount invested in the particular loan. As such, the Company occasionally receives fee revenue from their investment portion in each loan.

The Company generates revenue on invoice receivables through interest income, factor fees, commitment fees, and enrollment fees. Interest income on invoice receivables is calculated using the simple interest method on the daily balances of principal outstanding. Interest income, factor fees, and commitment fees are accrued until funds are received for the purchased factored receivable. Enrollment fees are recognized at the time of purchase of factored receivables.

The Company generates revenue through service fees charged to Reg. A+ investors. Service fees are fees charged to Reg. A+ investors for payments made to the Reg. A+ investors in accordance with the terms of the investor membership agreement.

Income Taxes - The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

The Company files income tax returns in the United States for federal, state, and local jurisdictions. The Company is potentially subject to a tax examination for a period of three years from the date a return is originally filed or filed as amended, which as of December 31, 2017, includes all returns filed since the Company’s 2014 tax year return. No income tax returns are currently under examination by taxing authorities.

Accounting for Stock-Based Compensation - The Company’s stock-based compensation is measured based on fair value of the awards at the grant date and recognized as compensation expense on a straight-line basis over the period during which the option holder is required to perform services in exchange for the award (vesting period). The Company uses the Black-Scholes Option Pricing Model to estimate fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of the Company’s common stock, the expected term of the option, and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Advertising Costs - All advertising costs are expensed as incurred. Advertising expense for the six-month periods ended December 31, 2017 and 2016 was approximately $369,000 and $927,998, respectively.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

Reclassification of Prior Year Presentation - Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations. The Company concluded that it was appropriate to report all interest received as interest income and interest paid to Reg. D and Institutional investors as interest expense. Previously, only the Company’s portion of interest received was reported as interest income and the Reg. D and Institutional investors portion was not reported. The Company revised the Consolidated Statement of Operations to report the interest income under operating revenue and interest expense as cost of revenue. Accordingly, interest expense related to operations has been reclassified to be reported under operating expenses which was previously reported in interest expense under net interest income (expense) on the Consolidated Statement of Operations. This change in presentation does not materially affect previously reported Consolidated Statement of Cash Flows as the only change was the supplemental information for the cash paid for interest to include the Reg. D and Institutional investors portion of interest expense. This change in presentation had no effect on the previously reported Consolidated Balance Sheet.

Recent Accounting Pronouncements - During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, “Identifying Performance Obligations and Licensing”, which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, “Narrow-Scope Improvements and Practical Expedients” and ASU No. 2016-20, “Technical Corrections and Improvements to Topic 606”, which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. Management is currently evaluating this guidance (as amended) and the impact it will have on the Company’s consolidated financial statements.

During February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet.  A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. Management is currently evaluating this guidance and the impact it will have on the Company’s consolidated financial statements.

During March 2016, FASB issued ASU No. 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU No. 2016-09 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Management is currently evaluating this guidance and the impact it will have on the Company’s consolidated financial statements.

During June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments.” ASU No. 2016-13 requires financial assets measured at amortized cost to be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU No. 2016-13 is effective for annual periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted for annual and interim periods beginning after December 15, 2018. Management is currently evaluating this guidance and the impact it will have on the Company’s consolidated financial statements.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

During February 2018, the FASB issued ASU No. 2018-02, “Income Statement – Reporting Comprehensive Income (Topic 220) – Reclassifications of Certain Tax Effects from Accumulated Other Comprehensive Income”. ASU 2018-2 allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this Update also require certain disclosures about stranded tax effects. The ASU is effective for years beginning after December 31, 2018, with early adoption permitted. The Company has not adopted the provisions of ASU 2018-02. Management does not believe the provisions of this guidance will have a significant effect on the Company’s consolidated financial statements.

Note 3 – Loans, Factored Receivables and Payable to Reg. D and Institutional Investors

The Company’s marketplace allows borrowers, Reg. D, and Institutional investors to engage in transactions relating to StreetShares’ lending products. SSLC originates loans and accounts receivable factored invoices (factored receivables) to the borrowers while SSF issues notes to Reg. D and Institutional investors as a means to allow the investors to invest in the associated loans and factored receivables. Shortly after origination the borrower loans and factored receivables are sold in their entirety to SSF for holding, servicing, receipt, and disbursement of received payments. SSF operates as a remote entity from SSI, as a wholly owned subsidiary whose only purpose is to hold and manage the loans and factored receivables, borrower repayments, and disbursements to investors.

As of December 31, 2017, loans outstanding, on the accompanying consolidated balance sheet, consists of the following:

	The Company Loans Outstanding	Investor Loans Outstanding	Total Loans Outstanding

Loans	$1,895,217	$6,930,409	$8,825,626
Allowance for loans losses	(77,138)	(367,799)	(444,937)

Total loans, net	$3,361,028	$7,601,321	$8,380,689

As of June 30, 2017, loans outstanding, on the accompanying consolidated balance sheet, consists of the following:

	The Company Loans Outstanding	Investor Loans Outstanding	Total Loans Outstanding

Loans	$1,685,078	$7,576,659	$9,261,737
Allowance for loans losses	(88,068)	(419,048)	(507,116)

Total loans, net	$1,597,010	$7,157,611	$8,754,621

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 3 - Loans, Factored Receivables and Payable to Reg. D and Institutional Investors - Continued

As of December 31, 2017, factored receivables outstanding, on the accompanying consolidated balance sheet, consists of the following:

	The Company Factored Receivables Outstanding	Investor Factored Receivables Outstanding	Total Factored Receivables Outstanding

Accounts receivable factored invoices	$1,542,949	$1,038,711	$2,581,660
Allowance for loans losses	(13,335)	(12,266)	(25,601)

Total factored invoices, net	$1,529,614	$1,026,445	$2,556,059

As of June 30, 2017, factored receivables outstanding, on the accompanying consolidated balance sheet, consists of the following:

	The Company Factored Receivables Outstanding	Investor Factored Receivables Outstanding	Total Factored Receivables Outstanding

Accounts receivable factored invoices	$152,397	$-	$152,397

Total factored invoices, net	$152,397	$-	$152,397

As of December 31, 2017 and June 30, 2017, payable to Reg. D and Institutional investors, on the accompanying consolidated balance sheet, consists of the following:

	December 31, 2017	June 30, 2017
Loans owned by Reg. D and Institutional investors	$6,930,409	$7,576,659
Factored receivables owned by Reg. D and Institutional investors	1,038,711	-
Allowance for loan losses for net loans	(367,799)	(419,048)
Allowance for loan losses for factored receivables	(12,266)	-
Advances from Reg. D and Institutional investors	1,895,219	1,032,691

Total payable to Reg. D and Institutional investors	$9,484,274	$8,190,302

As of December 31, 2017 and June 30, 2017, loans had original terms of three months, six months, one year, 18 months, two years, three years and five years. As of December 31, 2017 and June 30, 2017, factored receivables had original terms of 45 days.

As of December 31, 2017, all loans outstanding had originated within the previous 38 months, through marketplace auctions. Because the terms of these loans were established through such auctions, the Company believes the carrying amount of these loans, and the corresponding payables to Reg. D and Institutional investors approximate their fair value.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 3 - Loans, Factored Receivables and Payable to Reg. D and Institutional Investors - Continued

As of December 31, 2017, all factored receivables outstanding had originated within the previous 52 days, through marketplace auctions. Because the terms of these factored receivables were established through such auctions, the Company believes the carrying amount of these factored receivables, and the corresponding payables to Reg. D and Institutional investors approximate their fair value.

As of December 31, 2017 and June 30, 2017, $375,802 and $467,798, respectively, of loans were late in payment over 14 days and $283,547 and $194,631, respectively, of loans were more than 90 days past due and still accruing. As of December 31, 2017 and June 30, 2017, no factored receivables were late in payment over 14 days.

As of December 31, 2017, future annual maturities of notes due to Reg. D and Institutional investors were as follows:

Period Ending June 30	Amount

2018	$6,531,205
2019	2,662,078
2020	224,108
2021	42,453
2022	16,580
Thereafter	7,850

$9,484,274

As of December 31, 2017 and June 30, 2017, allowance for loan losses, on the accompanying consolidated balance sheets, consists of the following:

	The Company	Investor	Total
Allowance for loans losses - Balance as of December 31, 2016	$61,606	$388,254	$449,860

Provision for loan losses	38,996	115,765	154,761
Loans charged off	(12,534)	(84,971)	(97,505)

Allowance for loans losses - Balance as of June 30, 2017	88,068	419,048	507,116

Provision for loan losses	30,992	213,448	244,440
Loans charged off	(28,587)	(252,431)	(281,018)

Allowance for loans losses - Balance as of December 31, 2017	$90,473	$380,065	$470,538

As of December 31, 2017 and June 30, 2017, there were $12,875 and $5,688, respectively, in net recoveries related to ALL.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 4 - Redeemable Stock and Stockholders’ Equity

In May 2014, the Company raised approximately $1,200,000 in equity financing from new investors through the issuance of 4,735,924 shares of Series Seed Convertible Preferred Stock (“Series Seed Preferred Stock”). Approximately 779,000 shares were issued to investors in which the Company converted promissory notes for approximately $180,000 in proceeds. The remaining shares were issued at a purchase price of $0.258 per share.

In conjunction with the May 2014 Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 21,735,924 shares of stock, 17,000,000 of which have been designated as common stock and 4,735,924 of which have been designated as preferred stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of preferred stock and the holders of common stock have certain rights and privileges as described below.

In February 2016 and June 2016, the Company raised approximately $4,560,000 and $965,000, respectively, in equity financing from new investors through the issuance of a total of 9,363,289 shares of A Round Series Convertible Preferred Stock. Approximately 788,000 shares were issued to investors in which the Company converted promissory notes for approximately $340,000 in proceeds which was included in Notes due from shareholders as of June 30, 2016.

The remaining shares were issued at a purchase price of $0.59007 per share. Approximately 5,125,000 shares were converted from convertible debt to A Round Series Convertible Preferred Stock. As of December 31, 2017 and June 30, 2017, the Company incurred direct legal costs in the issuance of the A Round Series stock totaling $0 and $1,402, respectively, which was reflected as a reduction of the carrying amount of the A Round Series preferred stock on the accompanying consolidated balance sheets.

In conjunction with the February 2016 Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 62,971,062 shares of stock, 40,400,000 of which have been designated as common stock and 22,571,062 of which have been designated as preferred stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of preferred stock and the holders of common stock have certain rights and privileges as described below.

Voting - Each holder of Series Seed Preferred Stock and A Round Series Convertible Preferred Stock (combined referred to “Preferred Stock”) shall be entitled to the number of votes equal to the number of shares of common stock into which such shares could be converted. The holders of Preferred Stock have equal voting rights and powers of those of common stock holders and shall vote together with the holders of common stock as a single class, with the exception of voting on certain matters. A majority vote of the holders of Preferred Stock, defined as two-thirds of the shares, voting as a single and separate class, is required in order to authorize certain actions of the Company including any action that changes the rights, preferences, or privileges of Preferred Stock, the increase or decrease in the authorized number of shares of Preferred Stock or common stock, the authorization of any new class or series of stock or certain other convertible securities, the redemption or repurchase of the Company’s common stock or Preferred Stock, certain transactions regarding the transfer of assets or acquisitions, the voluntary dissolution or liquidation of the Company, any amendment of the Company’s Certificate of Incorporation or Bylaws of the Company, the increase or decrease in the authorized number of members of the Board, or any payment or declaration of a dividend on shares of any common stock or Preferred Stock that ranks junior to the A Round Series preferred.

As long as any Preferred Stock shares remain outstanding, the holders of the Preferred Stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of Common Stock and Preferred Stock, voting together as a single class on an as-if converted to common stock basis, shall be entitled to elect five members of the Board of Directors. The holders of Preferred Stock and common stock, voting together as a single class on an as-if converted to common stock basis, shall be entitled to elect all remaining members of the Board of Directors. In accordance with the amended and restated Certification of Incorporation, when at least 10 percent of the originally issued Preferred Stock shares are outstanding, the Company shall not directly or indirectly by amendment, merger, consolidation, or otherwise create an event or circumstance that is defined in the executed agreement, without at least two-third percentage of the then-outstanding shares of Preferred Stock.

Conversion - The holders of Preferred Stock, at the option of the holder, may be converted at any time into common stock. The number of shares of common stock to which a holder of Preferred Stock shall be entitled to, upon conversion, shall be equal to the conversion rate in effect at the time of conversion multiplied by the number of shares of Preferred Stock being converted. The conversion rate in effect at the time of conversion shall be equal to the applicable original

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 4 - Redeemable Stock and Stockholders’ Equity - Continued

issue price divided by the applicable conversion price. The conversion price for each series of Preferred Stock shall initially be equal to the original issue price of such series of Preferred Stock, and is subject to adjustments pursuant to the Company’s Certificate of Incorporation. The conversion rate in effect as of December 31, 2017 and June 30, 2017 is 1:1.

Shares of Preferred Stock shall automatically be converted into common stock at the then-effective conversion rate, 1)  at any time upon affirmative election of the holders of the Preferred Stock, voting as a single class; or 2) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the gross proceeds to the Company are at least $25,000,000. Upon such automatic conversion, any declared but unpaid dividends shall be paid.

Liquidation - In the event of any liquidation, dissolution, or winding down of the Company, whether voluntary or involuntary (“Liquidation Event”), before any distribution or payment shall be made to the holders of common stock, the holders of Preferred Stock shall be entitled to be paid, for each share of Preferred Stock held, an amount per share equal to the original issue price of the Preferred Stock plus any declared but unpaid dividends on Preferred Stock. After the payment of the full liquidation preference to the holders of Preferred Stock, the remaining assets available for distribution shall be distributed ratably to the holders of common stock.

Dividends - If declared by the Board of Directors of the Company, the holders of Preferred Stock, in preference to the holders of common stock, are entitled to receive non-cumulative cash dividends in a per share amount equal (on an as-converted basis) to the amount paid for each share of common stock.

Redemption - The Company shall be obligated to redeem the Preferred Stock upon the vote of the holders of a majority, defined as two-thirds of the shares, of the then-outstanding shares of Preferred Stock, after a deemed Liquidation Event, which does not result in the dissolution of the Company, as defined in the Amended Articles of Incorporation. The redemption amount for each share of Preferred Stock shall be equal to the original issue price of the Preferred Stock plus any declared but unpaid dividends on Preferred Stock.

The Preferred Stock is redeemable at the option of the holder. The Company has evaluated the redemption features of the Preferred Stock to determine if the Preferred Stock should be considered liabilities or mandatorily redeemable securities requiring classification as liabilities under U.S. GAAP. The Company has concluded that the Preferred Stock does not require classification as a liability. Given the potential redemption of the Preferred Stock, the Company has concluded to present the carrying value of the Preferred Stock outside of stockholders’ deficit as temporary equity and in the “mezzanine” in the accompanying consolidated balance sheets.

Stock Warrants - Warrants have a per-share exercise price of fair market value at the time of warrants issuance, as determined by the Company’s Board of Directors. The warrants are fully exercisable upon issuance, and are scheduled to expire from November 2019 to March 2022.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 4 - Redeemable Stock and Stockholders’ Equity - Continued

A summary of warrant activity of the Company is as follows:

Number of
Warrants
Outstanding at December 31, 2016	507,443

Granted	964,320
Exercised	(41,000)
Canceled	-

Outstanding at June 30, 2017	1,430,763

Granted	64,000
Exercised	-
Canceled	-

Outstanding as of December 31, 2017	1,494,763

Restricted Stock - On December 3, 2013, 10,000,000 shares of common stock were issued to the three co-founders for 0.0001 per share. The shares were owned by the founders at the time of issuance. In conjunction with the February 2016 Preferred Stock financing, the Company amended the restricted stock for the remaining two co-founders (see next paragraph for third co-founder details) to 50 percent of the shares of stock vested immediately, and the remaining shares of stock will be subject to the repurchase option on a monthly basis such that 100 percent of the shares of stock will be released from the repurchase option in January 2019.

Effective July 1, 2015, one of the three co-founders surrendered 1,237,500 shares of his common stock to the Company. The individual also resigned from his position as an employee and director of the Company on June 15, 2015. On July 6, 2015, the Company purchased the 1,237,500 shares of common stock back from the co-founder for 0.0001 per share.

Note 5 - Stock-Based Compensation

In December 2013, the Company adopted and the stockholders approved the 2014 Equity Incentive Plan (“2014 EIP”). The 2014 EIP provides for the grant of incentive stock options to the Company’s employees and for the grant of non-statutory stock options to the Company’s employees, directors, advisors, and consultants. The Company was initially authorized to issue up to 1,765,000 shares of common stock. Under the 2014 EIP, stock options granted to eligible participants have a ten-year contractual life and generally vest and become fully exercisable at the end of the required service period. Options under the 2014 EIP are granted with exercise prices intended to be at least equal to the grant date fair market value of the Company’s common stock, as determined by the Company’s Board of Directors. The shares are subject to repurchase by the Company in the event of termination by the grantee at a price equal to the fair market value at the time of repurchase. The 2014 EIP also provides for the issuance of restricted stock awards, restricted stock unit awards, and stock appreciation rights.

Certain employee and non-employee option agreements granted under the 2014 EIP allow for the early exercise of an option before vesting (“Early Exercise Option”); however, shares issued thereon remain subject to the restriction through the remainder of the original vesting schedule for the stock option award. The Company may repurchase an unvested Early Exercise Option at a price equal to the lower of the fair market value at the date of repurchase or the exercise price of the Early Exercise Option.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 5 - Stock-Based Compensation - Continued

A summary of stock option activity under the 2014 EIP of the Company is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term
Outstanding as of December 31, 2016	3,171,652	$0.15	9.2 years

Granted	1,220,333	$0.23	10 years
Exercised	(252,600)	0.04	-
Canceled	(273,735)	0.11	-

Outstanding at June 30, 2017	3,865,650	0.18	9.2 years

Granted	310,875	0.22	10 years
Exercised	(237,196)	0.04	-
Canceled	(691,495)	0.22	-

Outstanding as of December 31, 2017	3,247,834	$0.18	8.7 years

A summary of vested options and unvested options expected to vest at December 31, 2017 is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term

Options at December, 2017
Vested and exercised	770,056	$0.20	8.5 years
Unvested and exercisable	2,477,778	0.18	8.8 years

Vested and Expected to Vest	3,247,834	$0.18	8.8 years

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 5 - Stock-Based Compensation - Continued

A summary of vested options and unvested options expected to vest at June 30, 2017 is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term

Options at June 30, 2017
Vested	461,933	$0.19	8.9 years
Unvested and exercisable	3,403,717	0.18	9.2 years

Vested and Expected to Vest	3,865,650	$0.18	9 years

A summary of grant-date fair value stock option activity of the Company is as follows:

		Weighted-
		Average
	Number of	Grant-Date
	Option Shares	Fair Value
Unvested at December 31, 2016	2,923,581	$0.03

Granted	1,220,333	$0.12
Canceled	(273,734)	0.06
Vested	(466,464)	0.06

Unvested at June 30, 2017	3,403,717	0.09

Granted	310,875	0.11
Canceled	(691,495)	0.11
Vested	(545,318)	0.02

Unvested at December 31, 2017	2,477,778	$0.10

All stock awards made under the 2014 EIP are restricted as to transferability and to sale, and the Company has the right of first refusal on any resale of any stock owned by employees and non-employees pursuant to stock option exercises.

The Company calculates the estimated value of options granted to both employees and non-employees, including those whose original terms have been modified, using the Black-Scholes options pricing model. The Company records the related compensation expense over the requisite service period, normally the vesting life of the award, on a straight-line basis. The options pricing model includes the input of highly subjective assumptions including the expected term, volatility, risk-free interest rate, and dividend yield. The estimated expected term of an award is determined by reference to the simplified method commonly used in the absence of significant and meaningful option history. The Company has estimated the expected volatility by reference to historical volatilities of similar publicly traded companies’ common stock over the most recent period commensurate with the estimated expected term of the awards. The risk-free interest rate is based on the U.S. Treasury bond rate in effect at the time of grant. The dividend yield is based on the average dividend yield over the expected term of the option.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 5 - Stock-Based Compensation - Continued

The fair value of each option was estimated on the date of grant using the following assumptions for grants:

	December 31, 2017	June 30, 2017

Stock price volatility	45% - 55%	45% - 55%
Expected term	7 years	7 years
Risk-free interest rate	2.03% - 2.32%	1.33% - 2.29%
Dividend yield	0%	0%

The Company recognized compensation expense in the amount of $35,691 and $53,059 for the six-month period ended December 31, 2017 and year ended June 30, 2017, respectively. The total unamortized compensation expense related to awards of $389,557 and $355,972 as of December 31, 2017 and June 30, 2017, respectively, is expected to be recognized over a weighted average remaining period of three years. As of December 31, 2017 and June 30, 2017, the Company received $0, from employees on the early exercise of unvested stock options, which is included in liabilities on the accompanying consolidated balance sheets. As of December 31, 2017 and June 30, 2017, the aggregate intrinsic value between exercise price and common stock fair value of vested, exercisable stock options is approximately $469,000.

Note 6 - Income Taxes

The Company records deferred income taxes to reflect the net tax effects of temporary differences, if any, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. At December 31, 2017 and June 30, 2017, the Company’s net deferred tax asset consisted primarily of differences in the basis of property, equipment, and software and its taxable net operating losses available for carryforward. The Company has recorded a valuation allowance against the entire net deferred tax asset, as management believes it is more likely than not that the Company will not be able to benefit from the net deferred tax asset. As a result, the accompanying consolidated financial statements do not reflect a benefit for income taxes. As of December 31, 2017 and June 30, 2017, the Company has estimated it has a total domestic Net Operating Loss (“NOL”) for federal and state income tax purposes of approximately $5,305,000 and $4,288,000, respectively, which will begin to expire in 2034. Utilization of the Company’s domestic federal NOL may be subject to an annual limitation due to the “change of ownership” provisions of the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent, (2) eliminating the corporate alternative minimum tax (AMT) and changing how existing AMT credits can be realized, and (3) bonus depreciation that will allow for full expensing of qualified property. Because the Company maintains a valuation allowance on its entire net deferred tax asset, the change in the applicable tax rate does not have any effect on the financial statements.

Note 7 - Lines of Credit

On December 22, 2015, the Company entered into an agreement with Endeavor Capital Management, LLC (“Endeavor”) where Endeavor shall provide a line of credit to the Company for up to the amount set forth in a schedule provided by the Company. The Company shall pay Endeavor 18 percent simple interest on the average daily balance of the drawn line of credit, as calculated and paid on a monthly basis. As of December 31, 2017 and June 30, 2017, the Company drew $0 on the line of credit. For the six-month periods ended December 31, 2017 and 2016, the Company recognized interest expense of $0 and $50,692, respectively, which is included in the cost of revenue on the consolidated statement of operations. As of June 30, 2017, this line has been paid in full and closed.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 7 - Lines of Credit - Continued

On September 28, 2017, the Company entered into an agreement with Federated Information Technologies, Inc. (“FIT”) where FIT shall provide a line of credit to the Company for up to the amount set forth in a schedule provided by the Company. The Company shall pay FIT nine percent simple interest on the average daily balance of the drawn line of credit, as calculated and paid on a monthly basis. As of December 31, 2017, the Company drew $500,000 on the line of credit. For the six-month period ended December 31, 2017, the Company recognized interest expense of $10,849, which is included in the other expenses on the consolidated statement of operations.

On September 29, 2017, the Company entered into an agreement with JNV Kids, LLC (“JNV”) where JNV shall provide a line of credit to the Company for up to the amount set forth in a schedule provided by the Company. The Company shall pay JNV nine percent simple interest on the average daily balance of the drawn line of credit, as calculated and paid on a monthly basis. As of December 31, 2017, the Company drew $500,000 on the line of credit. For the six-month period ended December 31, 2017, the Company recognized interest expense of $10,849, which is included in the other expenses on the consolidated statement of operations.

Note 8 - Notes Payable

On November 1, 2016, the Company entered into an agreement with First Insurance Funding where First Insurance Funding provided a note with a principal amount of $63,527 to the Company with a security interest in the financed insurance policies at an annual percentage rate of 3.74 percent. The financed insurance policies consist of the Company’s professional liability package. Nine monthly payments of principal and interest is due in the amount of $7,169. For the six-month periods ended December 31, 2017 and 2016, the Company recognized interest expense of $0 and $106, respectively, which is included in the other expenses on the consolidated statement of operations. As of December 31, 2017, the principal balance was paid in full.

On December 7, 2016, the Company entered into an agreement with Endeavor where Endeavor provided a note with a principal amount of $250,000 to the Company to be used exclusively for the factored receivables at a simple interest rate of 14 percent calculated on the last business day of each month. The interest rate of 14 percent will be reduced to 12.5 percent if three separate events happen in accordance with the terms of the agreement. Payments of interest only is due monthly with the full principal balance due on June 30, 2017. For the six-month periods ended December 31, 2017 and 2016, the Company recognized interest expense of $0 and $2,158, respectively, which is included in the cost of revenue on the consolidated statement of operations. As of June 30, 2017, the principal balance was paid in full.

On July 31, 2017, the Company raised $225,000 in the form of a promissory notes offered to the Company’s Reg. D investors. In exchange for investment, Reg. D investors were offered warrants for the Company's common stock for a note at a simple interest rate of 12 percent calculated daily. The interest is payable with the full principal balance due on July 31, 2020. As of December 31, 2017, 72,000 warrants were issued. For the six-month period ended December 31, 2017, the Company recognized interest expense of $11,318, which is included in the other expenses on the consolidated statement of operations.

On July 31, 2017, the Company raised $100,000 in the form of a promissory notes offered to the Company’s Reg. D investors. In exchange for investment, Reg. D investors were offered priority access to a portion of loan assets on the Company’s marketplace for a note at a simple interest rate of 14 percent calculated daily. The interest is payable with the full principal balance due on July 31, 2021. For the six-month period ended December 31, 2017, the Company recognized interest expense of $5,868, which is included in the other expenses on the consolidated statement of operations.

On September 8, 2017, the Company entered into an agreement with FIT where FIT provided a note with a principal amount of $500,000 to the Company to be used exclusively for the factored receivables at a simple interest rate of nine percent calculated daily. The interest is payable with the full principal balance due on March 31, 2019. For the six-month period ended December 31, 2017, the Company recognized interest expense of $13,747, which is included in the cost of revenue on the consolidated statement of operations.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 9 - Convertible Debt

On March 6, 2017, the Company issued a convertible note in the principal balance of $3,000,000 to a related party of a Company director and on June 15, 2017, the Company issued a convertible note in the principal balance of $100,000 to a Preferred Stock Holder. The principal balance of each note, together with accrued interest of 8 percent per annum, is due to be paid at the earliest of 1) a Qualified Financing (as defined in the note agreements) through automatic conversion, see third paragraph in Note 13 for subsequent events; 2) a change in control (as defined in the note agreements); or 3) September 6, 2018. The principal and accrued interest may not be prepaid by the Company without the prior consent of the majority holders of the notes.

As of December 31, 2017 and June 30, 2017, the Company incurred interest of approximately $202,000 and $76,000, respectively, all of which is included in the outstanding convertible note balance as reported on the accompanying consolidated balance sheet as of December 31, 2017 and June 30, 2017. The outstanding balance of the convertible notes was $3,100,000 as of December 31, 2017 and June 30, 2017.

If convertible based on a Qualified Financing, the convertible debt will automatically convert without any further action by the holders into the Equity Securities (as defined in the note agreements) at a conversion price equal to 85 percent of the per share price paid by the investors and on otherwise the same terms and conditions. The amount of discount represents a beneficial conversion feature and will be recognized upon the occurrence of the Qualified Financing.

If the Company consummates a Change of Control while the notes remain outstanding, which means i) any consolidation or merger of the Company with or into any other corporation or other entity or person in which the stockholders of the Company do not continue to hold a majority of the voting power of the surviving entity, ii) any transaction to which the Company is a party in which excess of 50 percent of the Company’s voting power is transferred, or iii) a sale or transfer of all or substantially all assets of the Company, while the convertible notes remain outstanding, then the outstanding principal and accrued interest on the notes will be accelerated. In this case, the holders of the notes will receive the outstanding principal balance of the notes plus all accrued but unpaid interest on the notes and a repayment premium equal to 50 percent of the outstanding principal balance of the notes.

As the Change in Control feature has been determined to not be clearly or closely related to the debt host, the Company bifurcated the redemption feature from the convertible debt as a derivative liability. The Company has determined that the probability that a Change in Control event will occur while the convertible notes remain outstanding to be minimal and thus concluded any fair value assigned to the redemption feature to be immaterial to the consolidated financial statements as a whole.

Note 10 - Related Parties

Approximately $59,000 of start-up, general, and administrative expenses were incurred by the Company from the inception date which were funded by advances from the Company’s three co-founders, of which two are the Company’s primary stockholders. As of December 31, 2017 and June 30, 2017, the Company owes such advances back to its stockholders, which are included in net advances owed to stockholders in the accompanying consolidated balance sheets.

On December 22, 2015, the Company entered into an agreement with Endeavor, in which Endeavor shall provide a line of credit to the Company. See first paragraph in Note 7 for line of credit details. The Chairman of Endeavor is a Board member of the Company.

On December 7, 2016, the Company entered into an agreement with Endeavor, in which Endeavor provided a note with a principal amount of $250,000 to the Company. See second paragraph in Note 8 for note details. The Chairman of Endeavor is a Board member of the Company.

On July 31, 2017, the Company’s CEO purchased a note of $25,000 and was provided with 8,000 warrants of the Company’s common stock. See third paragraph in Note 8 for note details.

On September 8, 2017, the Company entered into an agreement with FIT, in which FIT provided a note with a principal amount of $500,000 to the Company. See fifth paragraph in Note 8 for note details. The founder and President of FIT is a Board observer of the Company.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 10 - Related Parties - Continued

On September 28, 2017, the Company entered into an agreement with FIT, in which FIT shall provide a line of credit to the Company. See second paragraph in Note 7 for line of credit details. The founder and President of FIT is a Board observer of the Company.

On September 29, 2017, the Company entered into an agreement with JNV, in which JNV shall provide a line of credit to the Company. See third paragraph in Note 7 for line of credit details. The managing member and President of JNV is a Director on the Board of the Company.

Note 11 - Accrued Expenses

Accrued expenses as of December 31, 2017 and June 30, 2017 were comprised of the following:

	December 31, 2017	June 30, 2017

Accrued professional and legal fees	$72,997	$83,025
Accrued payroll	323,529	93,996
Other	31,859	32,131

	$428,385	$209,152

Note 12 - Other Operating Expenses

Other operating expenses for the six-month periods ended December 31, 2017 and 2016, were comprised of the following:

	December 31, 2017	December 31, 2016

Conference & Seminars	40,041	32,023
Meals and entertainment	22,989	14,929
Travel	52,461	21,679
Warrant Expense	6,910	(552)
Other Expenses	94,155	50,327

	$216,556	$118,406

Note 13 - Subsequent Events

The Company has evaluated its consolidated financial statements for subsequent events through March 30, 2018 the date the accompanying consolidated financial statements were available to be issued. Other than the matters noted below, the Company is not aware of any subsequent events which would require recognition or disclosure in the accompanying consolidated financial statements.

Effective January 1, 2018, the Company entered into an agreement with First Insurance Funding where First Insurance Funding provided a note with a principal amount of $67,212.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2017 (unaudited) and for

December 31, 2016 (unaudited) and as of and for the Year Ended June 30, 2017 (audited)

Note 13 - Subsequent Events - Continued

Effective January 18, 2018, the Company closed on a B round funding with $20,000,000 of equity raised. This raise triggered the conversion of the March 2017 and June 2017 convertible notes. In conjunction with the January 2018 Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 82,000,000 shares of stock, 26,986,465 of which have been designated as common stock, 54,009,699 of which have been designated as preferred stock, and 1,003,836 of which have not been designated. The par value of the common stock and preferred stock is $0.0001 per share.

Effective January 18, 2018, the Company issued 8,233,115 warrants. The warrants issued have a conditional vesting and can terminate if certain milestones are achieved.

Effective January 29, 2018, the Company paid down a $500,000 revolving line of credit from a Board member.

Effective March 21, 2018, the Company granted three employees a total of 2,062,760 options.

Effective March 29, 2018, the Company formally resolved a relationship with an institutional investor that owned approximately 13% of the investor outstanding loan balance. The Company purchased the portfolio for approximately $1 million.

Item 4.: EXHIBITS

Exhibit Number	Description

2.1	Certificate of Incorporation of StreetShares, Inc., filed with the Delaware Secretary of State on December 3, 2013; Incorporated by Reference as Exhibit 2.1 to the Offering Statement filed December 04, 2015

2.2	Amended and Restated Certificate of Incorporation of StreetShares, Inc., filed with the Delaware Secretary of State on May 1, 2014; Incorporated by Reference as Exhibit 2.2 to Offering Statement filed December 04, 2015

2.3	Second Amended and Restated Certificate of Incorporation of StreetShares, Inc., filed with the Delaware Secretary of State on February 24, 2016; Incorporated by Reference as Exhibit 2.3 to Form 1-K, filed October 28, 2016

2.4	Bylaws of StreetShares, Inc., adopted by the Board of Directors on December 3, 2013; Incorporated by Reference as Exhibit 2.3 to Offering Statement, filed December 04, 2015

3.1	Form of StreetShares Note; Incorporated by Reference as Exhibit 3.1 to Offering Statement filed December 04, 2015

3.2	StreetShares, Inc. Stockholders’ Agreement dated as of May 01, 2014; Incorporated by Reference as Exhibit 3.2 to Offering Statement filed December 04, 2015

4.1	StreetShares Subscription Agreement; Incorporated by Reference as Exhibit 4.1 to Offering Statement filed December 22, 2015

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies has duly caused this report to be singed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, Commonwealth of Virginia, on the 30th day of March, 2018.

STREETSHARES, INC.

By:	/s/ Mark L. Rockefeller
Name:	Mark L. Rockefeller
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ Mark L. Rockefeller	Chief Executive Officer, Director	March 30, 2018
Mark L. Rockefeller	(Principal Executive Officer)

/s/ Jesse Cushman	Chief Business Officer	March 30, 2018
Jesse Cushman	(Principal Financial & Accounting Officer)